CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2013 of Eurasian Minerals Inc. of our report dated March 27, 2014, relating to the consolidated financial statements as at and for the years ended December 31, 2013 and 2012.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 1, 2014